SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

GILAT SATELLITE NETWORKS LTD.
(Name of Subject Company (Issuer))

KCPS SATELLITE COMMUNICATIONS, LIMITED PARTNERSHIP
KCPS SATELLITE HOLDINGS LTD.
KCPS PE INVESTMENT MANAGEMENT (2006) LTD.
(Names of Filing Persons (Offerors))

ORDINARY SHARES, PAR VALUE NIS 0.20 PER SHARE
(Title of Class of Securities)

M51474118
(CUSIP Number of Class of Securities)

Limor Ressler, Adv.
KCPS PE Investment Management (2006) Ltd.
One Azrieli Center (Round Tower), Tel Aviv 67021, Israel
+(972)-3-777-9000
(Name,address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
With copies to:
Dr. Shachar Hadar, Adv.
Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center (Round Building), Tel Aviv 67021, Israel
Telephone: +(972)-3-607-4444

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$7,394,900	$ 413

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase up to 2,026,000 ordinary shares of Gilat Satellite Networks Ltd. at a purchase price of $3.65 cash per share.

**	Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not Applicable.
Form or Registration No.: Not Applicable.	Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by KCPS Satellite Communications, Limited Partnership, a limited partnership organized under the laws of the State of Israel (“KCPS”), KCPS Satellite Holdings Ltd., a corporation organized under the laws of the State of Israel and KCPS PE Investment Management (2006) Ltd., a corporation organized under the laws of the State of Israel and relates to the offer by KCPS to purchase 2,026,000 outstanding ordinary shares, nominal (par) value NIS 0.20 per share (the “Shares”), of Gilat Satellite Networks Ltd. (“Gilat”), at $3.65 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated June 8, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The information set forth in Section 8 (“Information Concerning Gilat”) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth under “Introduction,” Section 6 (“Price Range of the Shares Etc.”) and Section 8 (“Information Concerning Gilat”) in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b) and (c) The information set forth in the Offer to Purchase under “Introduction,” Section 9 (“Information Concerning the Bidder Group”) and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

—	“Summary Term Sheet;”

—	“Introduction;”

—	“Background to the Offer;”

—	Section 1 (“Terms of the Offer; Proration; Expiration Date”);

—	Section 2 (“Acceptance for Payment and Payment”);

—	Section 3 (“Procedures for Tendering Shares or Notifying Us of Your Objection to the Offer”);

—	Section 4 (“Withdrawal Rights”);

—	Section 5 (“Material U.S. Federal Income Tax and Israeli Income Tax Consequences”);

—	Section 7 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”);

—	Section 10 (“Sources and Amount of Funds”);

—	Section 11 (“Conditions to the Offer”);

—	Section 12 (“Legal Matters and Regulatory Approvals”); and

—	Section 14 (“Miscellaneous”).

The information set forth in the Letter of Transmittal and the Notice of Objection, copies of which are attached hereto as Exhibits (a)(1)(B) and (a)(1)(F), respectively, is also incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) and (b) The information set forth in the Offer to Purchase under “Introduction,” “Background to the Offer – Related Party Transactions,” Section 9 (“Information Concerning the Bidder Group”) and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Background to the Offer – Background” and “Background to the Offer – Purpose of the Offer; Reasons for the Offer” is incorporated herein by reference.

(c)(1) through (c)(7) The information set forth in the Offer to Purchase under “Background to the Offer – Plans for Gilat after the Offer; Certain Effects of the Offer,” Section 7 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) and Section 9 (“Information Concerning the Bidder Group”) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Background to the Offer – Background” and Section 10 (“Sources and Amount of Funds”) is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) The information set forth in the Offer to Purchase under “Introduction,” “Background to the Offer – Beneficial Ownership of Shares,” “Background to the Offer – Related Party Transactions,” Section 9 (“Information Concerning the Bidder Group”) and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Offer to Purchase under Section 13 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a) and (b) Financial and pro forma information with respect to KCPS has not been included in this Schedule TO because each member of the Bidder Group believes that such financial statements are not material to the decision of holders of Shares whether to sell, tender or hold the Shares in the Offer. The members of the Bidder Group believe that the financial condition of KCPS is not material because (i) the consideration offered for the Shares consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) KCPS has sufficient sources cash, including credit lines, to purchase the Shares and, as described in the Offer to Purchase, (A) the Israeli Depositary has agreed to guarantee KCPS’s obligation to pay for the Shares tendered in the Offer and (B) to secure this guarantee, KCPS has engaged the Israeli Depositary to act as an escrow agent and will deposit cash into an escrow account in an amount sufficient to pay for the maximum number of Shares that KCPS is offering to purchase in the Offer. In addition, while the financial condition of a bidder may be material when a bidder seeks through a tender offer to acquire a significant equity stake in order to influence the management and affairs of the target (in which case shareholders of the target may need financial information for the prospective controlling shareholder to decide whether to tender in the offer or remain a continuing shareholder in the target company with a dominant or controlling shareholder), KCPS believes that its financial condition is not material to holders of Shares because KCPS is not seeking through a tender offer to acquire a significant equity stake, since as described in the Offer to Purchase, assuming the purchase of the maximum number of Shares sought in the Offer, it will only gain approximately 5.0% ownership in the target.

ITEM 11. ADDITIONAL INFORMATION.

(a) The information set forth in the Offer to Purchase under “Background to the Offer” — “Interest of Persons in the Offer,” “Background to the Offer” — “Related Party Transactions,” Section 7 (“Effect of the Offer on the Market for Shares; Registration Under the Exchange Act”), Section 9 (“Information Concerning the Bidder Group”) and Section 12 (“Legal Matters and Regulatory Approvals”) is incorporated herein by reference. KCPS is not aware of any pending material legal proceedings relating to the Offer.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated June 8, 2009.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.

(a)(1)(F)	Notice of Objection.

(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).

(a)(5)(A)	Text of Press Release issued by KCPS on June 8, 2009.

(a)(5)(B)	Form of Cover of ‘Mifrat’ to be filed with the Israeli Securities Authority on June 8, 2009.*

(a)(5)(C)	Form of Acceptance Notice and Notice of Objection to be filed with the Israeli Securities Authority on June 8, 2009.*

(b)	Not applicable.

(d)	Voting Agreement dated June 5, 2009, by and among KCPS and the shareholders of Gilat listed on Schedule 1 thereto.

(g)	Not applicable.

(h)	Not applicable.

* English translation from Hebrew.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KCPS SATELLITE COMMUNICATIONS, LIMITED PARTNERSHIP By: /s/ KCPS SATELLITE HOLDINGS LTD., its General Partner
By: /s/ Gilead Halevy —————————————— Gilead Halevy Director	By: /s/ Gilad Shavit —————————————— Gilad Shavit Director

KCPS SATELLITE HOLDINGS LTD. By: /s/ Gilead Halevy —————————————— Gilead Halevy Director	By: /s/ Gilad Shavit —————————————— Gilad Shavit Director

KCPS PE INVESTMENT MANAGEMENT (2006) LTD. By: /s/ Gilead Halevy —————————————— Gilead Halevy Director	By: /s/ Yitzhak Raab —————————————— Yitzhak Raab CFO and Director

Dated: June 8, 2009

EXHIBIT INDEX

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated June 8, 2009.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.

(a)(1)(F)	Notice of Objection.

(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).

(a)(5)(A)	Text of Press Release issued by KCPS on June 8, 2009.

(a)(5)(B)	Form of Cover of ‘Mifrat’ to be filed with the Israeli Securities Authority on June 8, 2009.*

(a)(5)(C)	Form of Acceptance Notice and Notice of Objection to be filed with the Israeli Securities Authority on June 8, 2009.*

(b)	Not applicable.

(d)	Voting Agreement dated June 5, 2009, by and among KCPS and the shareholders of Gilat listed on Schedule 1 thereto.

(g)	Not applicable.

(h)	Not applicable.

* English translation from Hebrew